3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Steven J. Abrams

direct dial:  215.981.4241

direct fax:  866.422.3671

abramss@pepperlaw.com

November 25, 2008

Via EDGAR and Overnight Delivery

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Neose Technologies, Inc. Proxy Statement on Form PREM14A Filed October 16, 2008
File No. 000-27718

Dear Mr. Riedler:

On behalf of Neose Technologies, Inc., a Delaware corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the above-referenced Proxy Statement in connection with a special meeting of stockholders related to the proposed sale of substantially all of the assets of the Company to BioGeneriX AG and Novo Nordisk A/S and the subsequent liquidation and dissolution of the Company, marked to show changes from the Proxy Statement as filed on October 16, 2008 (File No. 000-27718).  The Proxy Statement has been revised in response to the November 14, 2008 comment letter from the staff of the SEC’s Division of Corporation Finance (the “Staff”) addressed to the Company (the “Letter”) and to reflect certain other changes.

In addition, we are providing the following responses to your Letter regarding the Proxy Statement.  To assist your review, we have retyped the text of the Staff’s comments in italics below.  The responses and information described below are based upon information

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3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

provided to us by the Company.  As requested in the Letter, we have attached an acknowledgement of the Company, executed by George J. Vergis, President and Chief Executive Officer of the Company, as Exhibit A hereto.

Form PREM14A

General

1.                                      Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.  To that effect, we note that you have retained Georgeson Inc. as your proxy solicitor.

Response:             The Staff’s comment is duly acknowledged and the Company will file any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the Company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the Company.

2.                                       Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.  If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:             The Staff’s comment is duly acknowledged.

3.                                       Please update all financial information in your proxy statement as required by Rule 3-12 of Regulation S-X.

Response:             The disclosure has been amended as requested.

4.                                       Please provide pro forma financial information to present the effect of the transactions being voted upon by your shareholders or tell us why pro forma financial information is not required.  Please refer to Items 14(a)(4), 14(a)(5) and 14(b)(11) of Schedule 14A and Rule 11-01(a)(4) of Regulation S-X.  Based on your disclosure it appears that shareholder approval may result in different outcomes.  If the sale of assets and the liquidation and dissolution result in

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

different outcomes please present additional pro forma information to give effect to the range of possible results.  Refer to Rule 11-02(b)(8) of Regulation S-X.

Response:             The disclosure has been amended as requested.

5.                                       Please provide the information required by Part C of Form S-4 as directed under Item 14(c)(2) of Schedule 14A.

Response:             The disclosure has been amended as requested.

6.                                       We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates does not meet the $75 million threshold under General Instruction I.B of Form S-3.  As a result, incorporation by reference to certain documents on page 102 of your proxy statement is not appropriate.  Please revise you disclosure accordingly.

Response:             The disclosure has been amended as requested.

7.                                       Please provide a complete description of your existing agreements with BGX and Novo in appropriate section of the proxy statement.  See paragraph (b)(7) of Item 14 of Schedule 14A.

Response:             The disclosure has been amended as requested.

8.                                       On page 2 you state that each Asset Sale is conditioned upon the consummation of the other Asset Sale.  On pages 19 and 25, however, you state that neither Asset Sale is conditioned upon the approval by your stockholders of the other Asset Sale and that each Purchaser’s obligation to complete its Asset Sale is subject to the closing of the other Asset Sale.  Therefore, if only one of the Asset Sales is approved by your stockholders, the Purchaser in such approved Asset Sale has the right, but not the obligation to close on its Asset Sale.  Please revise your disclosure on page 2 and elsewhere as necessary to clarify that neither Asset Sale is conditioned upon the approval by your stockholders of the other Asset Sale and that it is only the Purchaser’s obligation to complete its Asset Sale that is conditioned upon the closing of the other Asset Sale.

Response:             The disclosure has been amended as requested.

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

9.                                       You disclose that you have received correspondence from NASDAQ indicating that you will no longer eligible to be list your securities on NASDAQ’s Global Market as of the open of business on October 20, 2008.  We note that the date of your delisting has passed and that you issued a press release on October 17, 2008 announcing that NASDAQ will continue to list the company’s securities.  Please revise your disclosure to update the current status of your listing with NASDAQ.

Response:             The disclosure has been amended as requested.

10.                                 Please describe the material terms of your contract or arrangement with Georgeson Inc. as required by paragraph (a)(3) of Item 4 to Schedule 14A.

Response:             The disclosure has been amended as requested.

Summary Term Sheet, page 6

11.                                 Please revise the structure of this proxy statement so that the information included in the summary term sheet begins on the first or second page of the disclosure document pursuant to Instruction 2 to Item 1001 of Regulation M-A.

Response:             The disclosure has been amended as requested.

12.                                 Please revise the summary term sheet so that it is written in plain English, provided in a bullet point format and describes only the most material terms of the proposed transactions.  For example, avoid the use of small Roman numerals in parentheses, replace the term “certain” with a brief description of what qualifies the information as “certain,” and avoid the use of defined terms.  See Item 1001 of Regulation M-A, including Instruction 1 to that Item.

Response:             The disclosure has been amended as requested.

13.                                 Please provide the basis for your statements that “Ratiopharm is Europe’s leading generics producer and in its home country, Germany, the top selling and most commonly prescribed pharmaceutical brand” and “Novo has a leading position within areas such as hemostasis management, growth hormone therapy and hormone replacement therapy.”

Response:             The statements have been deleted from the disclosure as they are not material.

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

14.                                 We note your disclosure on pages 9 and 13 that you have agreed to provide $500,000 in out-of-pocket expenses to both purchasers in the event that the respective asset purchase agreements are terminated.  Please describe the specific expenses that would and would not be included in the out-of-pocket expenses.

Response:             The Asset Purchase Agreements do not define the term out-of-pocket expenses.  The disclosure has been amended to reflect that any and all out-of-pocket expenses up to $500,000 are reimbursable under each Asset Purchase Agreement.

15.                                 In light of your disclosure on pages 57 and 80 that the respective costs and expenses of the Asset Sales will be provided by each respective party, please clarify the specific costs and expenses that will be provided by you and which will be provided by the purchasing companies.

Response:             The disclosure has been amended as requested.

16.                                 We note that receipt of acknowledgements or consents to the assignment of third party license agreements is listed as a condition to closing for both of your asset sales.  On page 39 you refer to an acknowledgement from a “certain licensor” as a condition to closing, and on page 63 you refer to “one consent” as a condition to closing.  Please revise your disclosure to describe any material acknowledgements or consents that are conditions to the closing, and name parties to which you are referring.

Response:             The disclosure has been amended as requested.  We note that all required acknowledgements and consents have been obtained.

Risk Factors, page 18

General

17.                                 Please succinctly state in your subheadings the risks that result from the facts or uncertainties.  Some of the current risk factor subcaptions do not adequately describe the risk.  For example, some of the subcaptions merely describe an event that may occur, such as “The Asset Sales may not be approved,” “Our stockholders could approve one of the Asset Sales, but vote against the other

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Asset Sale” and “Our stockholders could approve the Asset Sales, but vote against the Plan of Liquidation.”

Response:             The disclosure has been amended as requested.

We will incur significant costs in connection with the Asset Sales…page 18

18.                                 Please quantify the total costs you expect to incur in connection with the Asset Sales.

Response:             The disclosure has been amended as requested.

Our executive officers have interests in the Asset Sales and the Plan of Liquidation…page 19

19.                                 Please disclose the total shares of common stock underlying unvested stock options that will vest as a result of the Asset Sales and weighted average exercise price of those stock options.

Response:             The disclosure has been amended as requested.

Our stockholders could approve the Asset Sales, but vote against the Plan of Liquidation…page 20

20.                                 We note that you disclose that you will retain only those individuals necessary to maintain your corporate existence in the event that the Assets Sales are approved by shareholders while the Plan of Liquidation is not.  Please specifically identify the individuals you are referring to in this risk factor and as applicable elsewhere in your proxy statement.

Response:             The disclosure has been amended as requested.

21.                                 Please describe and quantify the ongoing operating expenditures you expect to have if the Assets Sales are completed but the Plan of Liquidation is not.

Response:             The disclosure has been amended as requested.

22.                                 To the extent practicable, please quantify your estimate of the dividend payment you expect to make if the Assets Sales are completed but the Plan of Liquidation is not.

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Response:             The disclosure has been amended as requested.

Distribution of assets, if any, to our stockholders could be delayed…page 21

23.                                 We note that your risk factor discloses that distribution would occur no earlier than 30 days following the closing of the Asset Sales.  Please revise your risk factor to address the more lengthy delay in distribution that may occur as a result of the extended negotiations over your lease obligations.

Response:             The disclosure has been amended as requested.

If we fail to retain the services of certain employees, the Plan of Liquidation may not…page 22

24.                                 We note that your risk factor heading refers to the services of certain employees as necessary for the successful implementation of your Plan of Liquidation.  However, your risk factor refers only to the services of A. Brian Davis.  Please identify the other employees upon which the Plan of Liquidation is reliant or revise your risk factor to specify that you are reliant solely on the services provided by Mr. Davis.

Response:             The Company has determined that the applicable risk factor is not a material risk. Accordingly, the disclosure has been amended to delete the risk factor.

Question and Answers about the Special Meeting, page 23

25.                                 Please revise your disclosure in this section to provide the page number where each of the cross-referenced sections first appears.

Response:             The disclosure has been amended as requested.

26.                                 Please identify Mr. Dovey as the member of the Board of Directors who has abstained from voting with regard to the Plan of Liquidation.  In addition, where you discuss potential conflicts of interest in relation to the transactions proposed in your proxy statement, please include the interests as of Mr. Dovey as a result of his involvement with companies participating in your March 2007 private placement.  Please also disclose the name of the relevant companies in which Mr. Dovey has an interest.

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Response:             The disclosure has been amended as requested.

27.                                 On page 26 you disclose that legal and accounting fees, operating expenses, and other liabilities may reduce the distribution to your shareholders.  Please include a cross-reference within this section to the chart you provide on page 88 which provides the estimates for the fees, expenses, and liabilities you describe.

Response:             The disclosure has been amended as requested.

General Background of the Sale Process Applicable to Both Asset Sales and the Plan of Liquidation, page 33

28.                                 We note that on page 34 you refer to the engagement of a “consulting firm” to assist your Board of Directors in making decisions regarding strategic alternatives with the benefit of “reasonably known timelines and financial projections.”  It appears that you may have received a report, opinion, or appraisal from this entity that is material to the transactions proposed in your proxy statement.  Please identify the consulting firm to which you refer and provide the disclosure required under Item 1015 of Regulation M-A.

Response:             The disclosure has been amended to provide additional detail regarding L.E.K. Consulting LLC (“LEK”).

29.                                 Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the transactions, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports.  Please consider the need to provide additional disclosure about any report, opinion or appraisal provided and provide us a copy of such documents for our review.  For example, on page 34 you refer to the “work of RBC and the Consulting Firm” and “information provided by RBC and the Consulting Firm.”  On page 35 you refer to a “presentation by RBC.”  On page 36 you refer to “presentations by RBC regarding the BGX Asset Sale and the Novo Asset Sale.”  On page 83 you refer to various presentations made by RBC.

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Response:             The Company has supplementally provided under separate cover all written reports, opinions and appraisals provided by RBC Capital Markets Corporation (“RBC”) and L.E.K. Consulting LLC (“LEK”) to the Company that were materially related to the transactions.  The Company requests the return of these materials upon completion of the Staff’s review in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In addition, the disclosure has been amended to provide additional detail regarding the documents supplementally provided, as well as each additional presentation, discussion, or report held with or presented by RBC or LEK that is materially related to the transactions.

30.                                 Supplementally, please provide us with any “board books” or similar materials that RBC furnished to the board relating to its analyses.

Response:             The Company has supplementally provided the board book under separate cover.  The Company requests the return of these materials upon completion of the Staff’s review in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

31.                                 Your descriptions of many of the board meetings in this section and other sections such as “Background of the Liquidation” appear vague. You should describe in greater detail the nature and substance of the deliberations conducted by the board at their meetings. What conclusions did the board reach at these meetings?  The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions.  You should also briefly disclose any actions that the meeting participants agreed to undertake, either through resolutions or through informal agreement.  Additionally, the parties attending each meeting should be identified.  For example, see the following:

•                  At the August 9, 2007 meeting, please describe the strategic alternative discussed and disclose any conclusions reached regarding those alternatives.

•                  At the August 13, 2007 meeting, please describe the “possible engagements to assist in refining our strategic alternatives” discussed.

•                  At the January 22, 2008 meeting, please describe the sale process and progress with RBC discussed.

•                  At the February 27, 2008 meeting, please describe the update on your financial position and financial alternatives and disclose who provided the

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

update.  If the update was provided by RBC or the consulting firm, please also provide the disclosure required by Item 1015(b) of Regulation M-A.

•                  At the February 27, 2008 meeting, please disclose why the board concluded that the “best path was to pursue two parallel processes to sell the Company in two separate transactions.”

•                  At the August 7, 2008 meeting, please describe the update “with respect to the status of the transactions and transaction alternatives.”

•                  At the September 10, 2008 meeting, please describe the “status of the transactions and potential post-transaction alternatives.”

Response:             The disclosure has been amended as requested.

32.                                 Please expand your discussion regarding the five possible acquirers who indicated an interest in learning more about you and the terms of a potential transaction.  For example, please disclose the size of the companies and their respective relevant attributes, and explain why they chose not to proceed with discussions.

Response:             The disclosure has been amended as requested.

33.                                 Please disclose the time frame in which the strategic acquirers were limited from 66 to five and then to just BGX and Novo.

Response:             The disclosure has been amended as requested.

34.                                 Please briefly summarize the final revisions of product labeling changes for ESAs published by the FDA in November 2007 and describe the impact of these final revisions on your business.

Response:             The disclosure has been amended as requested.

35.                                 Please disclose why the board decided to form the Transaction Committee and how the board selected its members.  For example, if the board determined that Messrs. Gage, Dovey and Parker are independent directors, please explain.

Response:             The disclosure has been amended as requested.

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

36.                                 Describe the Transaction Committee “meetings held through the late winter and spring of 2008.”  You should disclose the nature and substance of the deliberations conducted by the Transaction Committee at their meetings, the conclusions reached and any actions that the meeting participants agreed to undertake, either through resolutions or through informal agreement.  Additionally, the parties attending each meeting should be identified.

Response:                                        The disclosure has been amended as requested.

37.                                 We note that all assets and liabilities related to your relationship with Magnolia Nutritionals LLC have been specifically excluded from both asset sale agreements.  In light of your conclusion that you will no longer have substantial assets if the proposed asset sales are consummated, please describe your relationship with Magnolia and provide disclosure relating to the specific assets and liabilities that you derive from this agreement.

Response:                                        The Company’s interest in Magnolia Nutritionals LLC was not material at the time of the execution of the purchase agreements with BGX and Novo.  The Company has sold its entire interest in Magnolia Nutritionals LLC for $10,000.  Therefore, the disclosure has been amended to remove certain references to Magnolia Nutritionals LLC.

Proposal No. 1 Approval of the BGX Asset Sale, page 36

Background of the BGX Asset Sale, page 37

38.                                 Please describe in greater detail the events regarding the BGX Asset Sale that occurred between November 20, 2007 and May 23, 2008.  Describe any meetings held, identify the parties attending the meetings, disclose the nature and substance of the deliberations conducted at any meetings, disclose the conclusions reached at these meetings and disclose any actions that the meeting participants agreed to undertake, either through resolutions or through informal agreement.

Response:                                        The disclosure has been amended as requested.

39.                                 On page 38 you list the major open issues with the BGX Asset Purchase Agreement and the BGX License, the BGX Sublicense and the PCA.  You do not, however, provide a complete discussion of how all these open issues were

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

resolved.  For example, please discuss how the issue that BGX required that the BGX Asset Sale and the Novo Asset Sale should each be contingent on the occurrence of the other was resolved.  Please also discuss how the issues on the BGX License, the BGX Sublicense and the PCA were resolved.  Your disclosure should provide a clear picture of how the material terms of the proposed transactions evolved during the course of negotiations.  Please provide comparable disclosure for any material issues that arose for the Novo Asset Purchase Agreement.

Response:                                        The disclosure has been amended as requested.  The Company notes that the BGX License, BGX Sublicense and the PCA are agreements principally between Novo and BGX and that the Company’s only material interest related to the ultimate resolution of Novo’s and BGX’s open issues.  The Company gave little attention to the specifics of these open issues and the manner in which they were resolved.  In any event, the disclosure has been amended to provide additional details relating to telephone calls between Novo and BGX to resolve these issues.

Reasons for the BGX Asset Sale, page 40

40.                                 In this section and in the “Reasons for the Novo Asset Sale” on page 64 you note your “subsequent liquidation preserved value for our stockholders relative to the potential risks to us of continuing to operate as a going concern” as a potentially supportive factor for each Asset Sale.  Please expand your disclosure to explain why this was a supportive factor, quantifying your discussion to the extent practicable.

Response:                                        The referenced factor has been clarified and reference to the language noted above has been deleted from the disclosure.

Fairness Opinions of RBC Capital Markets Corporation, page 43

41.                                 Please disclose any instructions given to RBC in connection with the opinions and any limitations imposed on the scope of their investigations or tell us supplementally that no such instructions were given and that no such limitations were imposed.

Response:                                        No instructions were given to RBC in connection with the opinions and no limitations were imposed on the scope of its investigations.

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

42.                                 We note that RBC relied on Company Forecasts when preparing the opinions.  Please revise your disclosure in this section to disclose the Company Forecasts used by RBC.

Response:                                        The disclosure has been amended as requested.

43.                                 We note your disclosure that RBC “does not have an obligation to update, revise or reaffirm its Opinions.”  The opinions were delivered on September 17, 2008.  Please disclose whether any material changes in the company’s operations, performance or in any of the projections or assumptions upon which RBC based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Response:                                        The disclosure has been amended to add a statement that there have been no material changes in the Company’s operations, performance or in any of the projections or assumptions upon which RBC based its opinions since the delivery of its opinions and that no material changes are anticipated to occur before the security holder meeting.

44.                                 Please disclose the TEVs of each comparable company listed on page 45.  Please also disclose how RBC used the TEV ranges of comparable companies in comparison to the metrics implied by the purchase price under each agreement.  You state that “RBC compared the BGX Consideration to the corresponding enterprise values, or TEVs, of the selected comparable companies.”  Please disclose the conclusions reached by RBC regarding these comparisons.  Please provide comparable disclosure for the Novo transaction on pages 68 and 69.

Response:                                        The disclosure has been amended as requested.

45.                                 On page 46, please disclose how RBC calculated the “enterprise value” of the target companies in the comparable transactions and disclose the enterprise values for each of the target companies listed.  Please also disclose how RBC used the enterprise values ranges in comparison to the metrics implied by the purchase price under each agreement and the conclusions reached by RBC regarding these comparisons.

Response:                                        The disclosure has been amended as requested.

46.                                 Please disclose the total fees payable to RBC in this section and on page 69.

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Response:                                        The disclosure has been amended as requested.

Proposal No. 2 Approval of the Novo Asset Sale, page 61

47.                                 Please describe in greater detail the events regarding the Novo Asset Sale that occurred between December 14, 2007 and May 23, 2008.  Describe any meetings held, identify the parties attending the meetings, disclose the nature and substance of the deliberations conducted at any meetings, disclose the conclusions reached at these meetings and disclose any actions that the meeting participants agreed to undertake, either through resolutions or through informal agreement.

Response:                                        The disclosure has been amended as requested.

Fairness Opinions of RBC Capital Markets Corporation, page 66

48.                                 Please describe the sensitivity analysis that RBC applied to the Novo LTM EBITDA.

Response:                                        The disclosure has been amended as requested.

Proposal No. 3 Approval of Plan of Complete Liquidation and Dissolution, page 82

Background of the Liquidation, page 82

49.                                 Please disclose the reasons for Dr. Rachesky’s resignation on September 16, 2008.

Response:                                        The Company does not know the reason for Dr. Rachesky’s resignation, but the Company has been advised by Dr. Rachesky that he did not resign as a result of any disagreement with the Company.  The disclosure has been amended to reflect the preceding.

Estimated Distributions to Shareholders, page 87

50.                                 Please refer to footnote (16).  It appears that the cash settlement amount of $4 million should be in the low recovery range column.  Please revise or expand your disclosure to clarify why the largest cash payment amount is in the high recovery range.

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Response:                                        The disclosure has been amended to provide additional clarity.

Certain U.S. Federal Income Tax Consequences…, page 95

51.                                 You are required to disclose a description of all of the “material” federal tax consequences of the transactions, rather than “certain” federal tax consequences.  Revise your disclosure throughout the proxy statement to ensure that your discussion in the respective tax sections of each proposal addresses the “material” federal income tax consequences of each proposal.  See Item 1004(b)(2)(vii) of Regulation M-A.

Response:                                        The disclosure has been amended to clarify that all “material” federal tax consequences of the transactions were disclosed.

* * * * * * * * * *

Please do not hesitate to call Mark J. Flanagan at (215) 981-4138 or me at (215) 981-4241 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven J. Abrams

Steven J. Abrams
Partner
Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

cc: Neose Technologies, Inc.

George J. Vergis, Ph.D.

A. Brian Davis

Exhibit A

November 25, 2008

Via EDGAR and Hand Delivery

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	Neose Technologies, Inc.
Proxy Statement on Form PREM14A
Filed October 16, 2008
File No. 000-27718

Dear Mr. Riedler:

My name is George J. Vergis, Ph.D. and I am the Chief Executive Officer and President of Neose Technologies, Inc., a Delaware corporation (the “Company”), and in such capacities an authorized representative of the Company.  The Company is filing by electronic transmission Amendment No. 1 to the above-referenced Proxy Statement, which concerns the proposed sale of substantially all of the assets of the Company to BioGeneriX AG and Novo Nordisk A/S and the subsequent liquidation and dissolution of the Company.

As requested on page 9 of the comment letter of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 14, 2008, on behalf of the Company, I hereby acknowledge to the Staff that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                                          Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

Neose Technologies, Inc.

102 Rock Road, Horsham, PA 19044

TEL 215.315.9000   FAX 215.315.9100   EMAIL info@neose.com

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these acknowledgements, please feel free to contact me by phone at (215) 315-9000 or by facsimile at (215) 315-9100.  In addition, should you have any questions relating to any other matters with regard to the Company or the Proxy Statement, please feel free to contact Steven J. Abrams of Pepper Hamilton LLP by phone at (215) 981-4241 or by facsimile at (866) 422-3671 or his colleague, Mark J. Flanagan, by phone at (215) 981-4138 or by facsimile at (215) 359-1943.

Sincerely,

/s/ George J. Vergis, Ph.D.

George J. Vergis, Ph.D.
Chief Executive Officer and President
Neose Technologies, Inc.

cc:	Pepper Hamilton LLP
Steven J. Abrams, Esq.
Mark J. Flanagan, Esq.

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